Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year ended December 31,
(dollars in thousands)	2010	2011	2012	2013	2014
Ratio of earnings to fixed charges
Earnings:
Income (loss) before income taxes	$14,248	$(19,580)	$15,154	$16,344	$13,205
Add:
Fixed charges	5,626	5,436	3,632	3,442	3,947
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less:		—	—	—	—
Capitalized interest	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
Total earnings plus fixed charges	$19,874	$(14,144)	$18,786	$19,786	$17,152

Fixed charges:
Interest expensed and capitalized	$2,962	$2,485	$809	$113	$65
Amortized premiums, discounts and capitalized expenses relating to indebtedness	—	—	—	—	—
Estimate of interest within rental expense(1)	2,664	2,951	2,823	3,329	3,882
Total fixed charges	$5,626	$5,436	$3,632	$3,442	$3,947
Ratio of earnings to fixed charges(2)	3.5	—	5.2	5.7	4.3

(1)	Consists of 33% of rental expense, which we believe to be a reasonable estimate of an interest factor in our leases.
(2)

In the fiscal year ended December 31, 2011, earnings were insufficient to cover fixed charges by $19.6 million. As of the date of this prospectus, we have no shares of preferred stock outstanding and, consequently, our ratio of earnings to combined fixed charges and preference dividends and ratio of earnings to fixed charges would be identical.